Exhibit 99.1

Brenmiller Energy Purchases Photovoltaic Facility Adjacent to Planned Hungarian Industrial Energy Project

Purchase Accelerates Brenmiller's Energy-as-a-Service Strategy and Supports the Company's Expansion Into Owning and Operating Clean-Energy Assets

Brenmiller Energy (Nasdaq: BNRG) (“Brenmiller”, “Brenmiller Energy” or the “Company”) a leading global provider of thermal energy storage ("TES") solutions for industrial and utility customers, today announced the purchase of a 1.2 MWp (installed) photovoltaic (“PV”) facility (the “Facility”) strategically located adjacent to the Company's planned Partner in Pet Food Hungaria KFT (“PPF”) industrial energy project in Hungary. The purchase advances Brenmiller's strategy of building integrated renewable energy infrastructure designed to generate recurring revenues while expanding the Company's Energy-as-a-Service platform for industrial customers. The purchase also marks an important step in Brenmiller's evolution from a provider of TES solutions towards a developer, owner and operator of an integrated clean energy infrastructure. In addition, it represents the first execution of Brenmiller Energy's BNRG360 strategy, which is designed to deliver renewable electricity, TES, grid services and long-term energy solutions for industrial customers through a single integrated platform.

The purchase price is approximately $1.1 million, and the Facility is expected to contribute approximately $173,000 in average annual revenue to the Company. The projected revenue reflects the Company's expected operation of the Facility following the purchase.

The purchase reflects Brenmiller's strategy of expanding beyond equipment sales toward owning and operating integrated clean energy assets capable of generating recurring revenue through long-term energy service agreements. By combining renewable generation, TES and flexible energy management, the Company aims to deliver reliable, low-carbon energy solutions while creating durable income-producing opportunities for shareholders.

In the near term, the Facility will continue supplying renewable electricity to the grid while generating immediate revenue. Brenmiller intends to expand the site into a BNRG360 hub that integrates renewable generation, energy storage, and industrial energy delivery. The expanded platform is expected to include up to 20 MW of solar generation, a 6 MWh battery energy storage system (“BESS”), a 12.5 MWh TES system, and direct electricity and heat supply to nearby industrial customers.

The BNRG 360 platform combines renewable generation, TES, battery storage, digital optimization and long-term energy services. The Company expects to evaluate opportunities to integrate digital infrastructure, including modular data centers, where shared land, grid connectivity and energy resources can further improve project economics and infrastructure utilization.

"The purchase of this PV Facility reflects our strategy of building integrated energy infrastructure that creates value far beyond renewable electricity generation," said Doron Brenmiller, Chief Business Officer of Brenmiller Energy. "While the Facility immediately contributes a recurring revenue stream, we view it as the cornerstone of a BNRG 360 wide implementation. By combining renewable generation, storage, industrial electricity and heat supply, grid flexibility services and, where commercially appropriate, digital infrastructure such as modular data centers, we believe we can maximize the value generated from each site for our customers and shareholders."

The Company believes that the purchase of the Facility demonstrates how renewable generation assets can evolve into integrated industrial energy ecosystems that improve customer economics, strengthen energy resilience, and accelerate industrial decarbonization. As Brenmiller continues expanding its Energy-as-a-Service platform, the Company expects similar infrastructure projects to play an increasingly important role in building a diversified portfolio of recurring revenue-generating assets while supporting the global transition to cleaner industrial energy.

About Brenmiller Energy Ltd.

Brenmiller Energy (Nasdaq: BNRG) is a leading clean energy company powered by proprietary thermal energy storage technology. Through its patented bGen™ platform and expanded BNRG360 strategy, Brenmiller is evolving from thermal energy storage into integrated clean heat-and-power solutions designed to help industrial and utility customers reduce emissions, improve energy economics, enhance resilience, and accelerate the transition away from fossil fuel-based energy systems. For more information, visit the Company’s website at https://bren-energy.com/.

Forward-Looking Statements

This press release contains “forward-looking statements” within the meaning of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and other federal securities laws. Statements that are not statements of historical fact may be deemed to be forward-looking statements. For example, the Company is using forward-looking statements when discussing: the expected benefits of the purchase of the Facility and its impact on the Company's Energy-as-a-Service and BNRG360 strategies; the expected average annual revenues and recurring revenue to be generated by the Facility; the Company's plans to expand the site into a BNRG360 hub, including the anticipated integration of additional renewable generation, battery energy storage, TES and industrial energy supply capabilities; the Company's evaluation of opportunities to integrate digital infrastructure, including modular data centers, and the potential benefits of such integration; and the expected role of similar infrastructure projects in expanding the Company's portfolio of recurring revenue-generating assets and supporting the transition to cleaner industrial energy. Without limiting the generality of the foregoing, words such as “plan,” “project,” “potential,” “seek,” “may,” “will,” “expect,” “believe,” “anticipate,” “intend,” “could,” “estimate” or “continue” are intended to identify forward-looking statements. Readers are cautioned that certain important factors may affect the Company’s actual results and could cause such results to differ materially from any forward-looking statements that may be made in this press release. Factors that may affect the Company’s results include, but are not limited to: the Company’s planned level of revenues and capital expenditures; risks associated with the adequacy of existing cash resources; the demand for and market acceptance of our products; impact of competitive products and prices; product development, commercialization or technological difficulties; the success or failure of negotiations; trade, legal, social and economic risks; and political, economic and military instability in the Middle East, specifically in Israel. The forward-looking statements contained or implied in this press release are subject to other risks and uncertainties, many of which are beyond the control of the Company, including those set forth in the Risk Factors section of the Company’s Annual Report on Form 20-F for the year ended December 31, 2025 filed with the U.S. Securities and Exchange Commission (“SEC”) on March 25, 2026, which is available on the SEC’s website, www.sec.gov. The Company undertakes no obligation to update these statements for revisions or changes after the date of this release, except as required by law.

Contact:

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